EXHIBIT 99.13

Disclosure of Transactions in Own Shares

Paris, January 3, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 27 to December 31, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
27.12.2021	522,107	44.7341	23,355,964.82	XPAR
27.12.2021	123,996	44.7323	5,546,629.25	CEUX
27.12.2021	24,290	44.7202	1,086,254.80	TQEX
27.12.2021	44,981	44.7107	2,011,130.38	AQEU
28.12.2021	445,421	45.2282	20,145,594.53	XPAR
28.12.2021	159,034	45.2259	7,192,456.89	CEUX
28.12.2021	35,326	45.2353	1,597,982.17	TQEX
28.12.2021	43,699	45.2337	1,976,666.23	AQEU
29.12.2021	531,971	44.9820	23,929,123.78	XPAR
29.12.2021	120,885	44.9871	5,438,266.43	CEUX
29.12.2021	26,756	44.9946	1,203,875.46	TQEX
29.12.2021	31,733	45.0228	1,428,709.91	AQEU
30.12.2021	516,579	44.9005	23,194,642.48	XPAR
30.12.2021	182,969	44.8967	8,214,706.68	CEUX
30.12.2021	42,000	44.9113	1,886,273.97	TQEX
30.12.2021	62,344	44.9067	2,799,660.56	AQEU
31.12.2021	192,771	44.7161	8,619,968.47	XPAR
31.12.2021	60,497	44.7258	2,705,775.94	CEUX
31.12.2021	8,957	44.7263	400,613.42	TQEX
31.12.2021	12,812	44.7213	572,969.24	AQEU
Total	3,189,128	44.9362	143,307,265.41

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com